Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Nigeria : New Extension of the Usan Field Discovery

Paris, January 6, 2005 — Total announces that its Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd. (EPNL), has encountered hydrocarbons in the area west of the Usan field discovery in deepwater Oil Prospecting License (OPL) 222, offshore south-eastern Nigeria.

The Usan 6 appraisal well was drilled at around 110 kilometres offshore and 4 kilometres south of the Usan-5 well in water depths of approximately 850 metres. It is the fifth successful appraisal well on the Usan field discovered in 2002.

During the well test, Usan 6 was flowed at a rate of 5,800 barrels of oil per day under restricted flow conditions. The well confirms the high potential of the Usan structure on an extension of the accumulation west of Usan 1 to 4 wells and south of Usan 5.

Nigerian National Petroleum Corp. (NNPC) is concessionaire for OPL 222 under a production sharing contract operated by Elf Petroleum Nigeria Ltd. (20%), in partnership with Chevron Petroleum Nigeria Ltd. (30%), Esso Exploration and Production Nigeria (Offshore East) Ltd. (30%) and Nexen Petroleum Nigeria Ltd. (20%).

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com